



SEC Mail
Mail Processing
Section

FEB 28 2011

Washington, DC
106

SECURITIE_____ 11017266 _____ MISSION
Washington, D.C. 20549



OMB APPROVAL	
OMB Number.	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING _____01/01/10_____ AND ENDING _____12/31/10_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
White Pacific Securities, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Suite 500
(No. and Street)

San Francisco   California   94111
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert T. Angle   415-901-0300
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff, P. A.
(Name - if individual, state last, first, middle name)

999 Douglas Road, Suite 3325, Altamonte Springs   Florida   32714
(Address and City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Robert T. Angle _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ White Pacific Securities, Inc. _____ , as of _____ December _____ 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITE PACIFIC SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010, AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

WHITE PACIFIC SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2010

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS:

Report of Independent Certified Public Accountants   1

Statement of Financial Condition   2

Statement of Operations   3

Statement of Changes in Stockholder's Equity   4

Statement of Cash Flows   5

Notes to Financial Statements   6

SUPPLEMENTAL INFORMATION:

Computation and Reconciliation of Net Capital Under Rule 15c3-1
    of the Securities and Exchange Commission   12

Computation of Aggregate Indebtedness
    Under Rule 17a-5 of the Securities and Exchange Commission   13

Information Relating to the Possession or Control Requirements
    Under Rule 15c3-3 of the Securities and Exchange Commission   14

Report on Internal Control Structure Required by Rule 17a-5
    of the Securities and Exchange Commission for a Broker-Dealer
    Claiming Exemption From SEC Rule 15c3-3   15

Agreed-Upon Procedures Report Related to White Pacific Securities'
    SIPC Assessment Reconciliation, Plus Attachment   17



LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

Report of Independent Certified Public Accountants

Board of Directors and Shareholder
White Pacific Securities, Inc.

We have audited the accompanying statement of financial condition of White Pacific Securities, Inc, a wholly-owned subsidiary of Mandarin Holding Group, Inc., as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act o 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Pacific Securities, Inc, a wholly-owned subsidiary of Mandarin Holding Group, Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

February 23, 2011

999 DOUGLAS AVENUE ▶ SUITE 3325 ▶ ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ▶ FAX 407.774.6199 ▶ IN LAKE COUNTY 352.383.5552

Member of American Institute & Florida Institute of Certified Public Accountants & Registered with PCAOB

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets

Cash and cash equivalents	$ 1,334,523
Clearing deposit with clearing brokers	100,000
Receivables from broker-dealers	163,091
Other receivables	13,161
Prepaid expenses	3,412
Furniture and equipment, net of accumulated depreciation of $70,134	24,861
Deposits	21,103
	$ 1,660,151

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable	76,019
OSJ deposits payable	15,000
Accounts payable and accrued expenses	1,314,187
Total liabilities	1,405,206
Stockholder's equity:	
Common stock, no par value, 1,000,000 shares authorized, 81,500 shares issued and outstanding	3,067,034
Retained deficit	(2,812,089)
Total stockholder's equity	254,945
	$ 1,660,151

The accompanying notes are an integral part of these financial statements.

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:

Commissions	$ 2,772,540
Interest	288,593
Other	104,508
	3,165,641

Expenses:

Commissions	1,402,005
Arbitration settlement	1,155,443
Salaries, wages, taxes and benefits	886,152
Clearing expense	455,342
Professional fees	297,443
Execution and other brokerage costs	134,635
Occupancy	130,461
Other expenses	103,700
Licenses and registrations	93,056
Telephone and communications	52,600
Advertising and promotion	31,450
	4,742,287

Net loss	$ (1,576,646)

The accompanying notes are an integral part of these financial statements.

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

| | Common stock | | Retained | |
	Shares	Amount	Deficit	Total
Balance, January 1, 2010	81,500	$ 3,067,034	$ (1,235,443)	$ 1,831,591
Net loss			(1,576,646)	(1,576,646)
Balance, December 31, 2010	81,500	$ 3,067,034	$ (2,812,089)	$ 254,945

The accompanying notes are an integral part of these financial statements.

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flow from operating activities:

Net loss	$(1,576,646)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	10,188
Increase or decrease in assets and liabilities:	
Decrease in clearing broker deposits	54,994
Decrease in due from clearing brokers	1,521
Decrease in other receivable	12,542
Decrease in prepaid expenses	1,086
Decrease in commissions payable	(39,552)
Increase in OSJ deposit payable	5,000
Increase in accounts payable and accrued expenses	1,032,566
Total cash used in operating activities	(498,301)

Cash flow from investing activities:

Purchase of fixed assets	(12,022)
Total cash used in investing activities	(12,022)

Cash flow from financing activities:

Purchase of common stock	1,000,000
Capital contribution	50,000
Total cash provided by financing activities	1,050,000

Net increase in cash	539,677
Cash and cash equivalents at the beginning of year	794,846
Cash and cash equivalents at the end of year	$ 1,334,523

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

White Pacific Securities, Inc. (the "Company") is a Nevada corporation formed as Star Traders, Inc. in 1996 and registered as a broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") since 1998. The Company markets and sells its services through employees and independent contractor brokers (licensed in most states) and Offices of Supervisory Jurisdiction located in California, Texas and Washington. The Company is wholly owned by Mandarin Holding Group, Inc. ("Mandarin").

The Company is an introducing broker-dealer and clears its transactions through two secondary or sub-clearing (sometimes referred to as "a piggyback clearing" arrangement) with 1st Discount Brokerage, Inc. and WH Hambrecht + Co. who in turn, have fully disclosed introducing clearing agreements with Penson Financial Services, Inc. ("Penson"), and through RBC Dain Rauscher, Inc. Clearing Corp. ("RBC"). The above companies are collectively known as the "Clearing Brokers". The Company claims exemption from the Securities and Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Deposit with clearing brokers - Cash deposited with clearing brokers consists of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreements. The agreements require the Company to maintain a minimum of $100,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit.

Receivables from clearing brokers - Receivables from clearing brokers represents monies due the Company from the Clearing Brokers through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual collections and the Company then records direct write-offs.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets that range from five to seven years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions and commissions – The Company derives commissions and other revenue primarily from its clearing brokers for trading activity of its customers. The Company records security transactions and commissions due thereon on a trade date basis. Interest revenue recorded by the Company consists principally of its participation in the interest earned by its clearing brokers on customer margin loan, money market and credit (including short sales) balances through contractual agreements with its clearing brokers.

Advertising costs – The Company expenses advertising costs when incurred. During the year ended December 31, 2010, the Company incurred advertising and promotion expense of approximately $31,450.

Income taxes - The Company accounts for income taxes according to , FASB ASC 740-10-50 (formerly SFAS No. 109) and FIN 48, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. The Company generally recognizes a 100% valuation allowance on any deferred tax assets because it is more likely than not the Company will not be able to use such deferred tax assets in the future.

Fair value of financial instruments - Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLES FROM CLEARING BROKERS

As of December 31, 2010, receivables Clearing Brokers were as follows:

Penson	$ 122,422
WR Hambrecht	17,689
RBC	22,980
	$ 163,091

4. PROPERTY AND EQUIPMENT

As of December 31, 2010, property and equipment are as follows:

Computer equipment	$	3,440
Office equipment		37,415
Furniture		41,999
Leasehold improvements		12,141
		94,995
Less accumulated depreciation		(70,134)
Property and equipment, net	$	24,861

Depreciation expense for the year ended December 31, 2010 was $10,188.

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2010, accounts payable and accrued expenses were as follows:

Accounts payable	$	77,806
Accrued expenses		33,963
Arbitration settlement payable		1,142,958
Legal fees payable		59,460
Total accounts payable and accrued expenses	$	1,314,187

6. INCOME TAXES

As of December 31, 2010, the Company has remaining federal net operating loss carry forwards totaling approximately $2,800,000 expiring in various years through 2030. Certain provisions of the Internal Revenue Code limit the ability of the Company to use the net operating loss carry forwards arising before certain ownership changes. As explained in Note 2, the Company reduced its deferred tax asset to zero at December 31, 2010 with a 100% valuation allowance.

The Company pays various minimum state taxes in states where it operates. Those estimated taxes are recorded in other expenses on the Company's statement of operations.

7. RETIREMENT PLAN

Effective January 1, 2000, the Company established a defined contribution plan with a 401(k) deferral arrangement. In addition to elective deferrals by eligible participants, the Company may match such deferrals and make discretionary contributions to the plan.

During the year ended December 31, 2010, the Company made a matching contribution of $2,691. During the same year the Company made no discretionary contributions to the plan.

8. MARKET AND CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where it is exposed to potential loss due to changes in market conditions or failure of the other party to perform. Additionally, under the terms of agreements with clearing brokers, the clearing brokers can charge the Company for losses that result from a counter party's failure to fulfill its obligations. The policy of the Company is to continuously monitor its exposure to market and credit risk using a variety of reporting and control procedures. In addition, the Company reviews the credit standing of each broker-dealer and OSJ with which it conducts business.

Under terms of the agreements with clearing brokers, the Company may be obligated to assume any exposure related to nonperformance by its customers. In such event, the Company may be required to purchase or sell financial instruments at prevailing market prices.

During the year ended December 31, 2010, the Company maintained deposit balances at commercial banks and a registered investment company in excess of federal deposit insurance and security investor protection limits. At December 31, 2010, the Company had $1,102,800 deposited in a bank not covered by federal deposit insurance; however, management of the Company does not believe the funds are at risk.

9. COMMITMENTS AND CONTINGENCIES

During February and March 2010, an arbitration hearing was held in which the Company and certain individuals (the "Respondents") were named. On August 2, 2010 the arbitration panel awarded the claimants $990,000, plus 10% interest from June 29, 2010, plus $102,500 in fees and costs against all Respondents, jointly and severally. The respondents filed a petition to vacate and the claimants' filed a petition to confirm. The petition to vacate was denied and the petition to confirm granted in a hearing on January 14, 2011. The arbitrator has not yet issued a final order. The Company has accrued an expense of $1,142,958 as of December 31, 2010.

At December 31, 2009, the Company owed $19,735 on fines assessed by FINRA, and the Company intends to continue paying monthly these fines in the amount of $4,263 for approximately 5 months.

9. COMMITMENTS AND CONTINGENCIES (continued)

On June 22, 2007, the Company entered into a new lease for office space of approximately 4,515 square feet with a commencement date on the lease of September 1, 2007. The term of the lease is 120 months with rent commencing at $13,545 per month and escalating each year at predetermined rates, plus the Company will be responsible for its portion of building operating expenses as determined by the landlord. Future minimum lease payments under noncancelable operating leases for office space are as follows:

2011	177,590
2012	188,125
2013	204,680
2014	210,700
2015	215,215
Two years thereafter	293,475
	$ 1,289,785

The Company has contracted with 1DB to clear certain trading activity on a fully disclosed basis through 1DB's clearing broker. The contract is on an annual basis and is subject to a termination fee if it terminates the contract prior to the end of one year or fails to provide a ninety (90) day notice of termination.

The Company, in the ordinary course of business, is named a defendant in matters from its activities as a broker-dealer. The Company accrues its estimate of the costs to settle or defend these matters and, in the opinion of management the resolutions of these matters will not have a material adverse effect on the financial condition of the Company.

10. NET CAPITAL REQUIREMENT

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($93,680 at December 31, 2010) or $50,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2010, the net capital, as computed, was $149,139. Consequently, the Company had excess net capital of $55,459. At December 31, 2010, the percentage of aggregate indebtedness to net capital was approximately 942% versus an allowable percentage of 1500%.

See page 12 attached to these footnotes for a reconciliation of audit adjustments, if any, affecting net capital between the unaudited FOCUS report for December 31, 2010 and the audited financial statement filed herewith.

11. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2011, the date the financial statements were available to be issued.

WHITE PACIFIC SECURITIES, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Computation of basic net capital requirements:

Total stockholder's equity qualified for net capital	$	254,945
Deductions:		
Non-allowable assets		
Receivables		55,430
Furniture and equipment, net		24,861
Prepaid expenses, deposits and other		25,515
Total non-allowable assets		105,806
Net capital before haircuts and securities positions		149,139
Haircuts:		-
Net capital		149,139

Minimum net capital requirements:
6 2/3% of total aggregate indebtedness ($93,680)
Minimum dollar net capital requirement for this broker-dealer ($50,000)

Net capital requirement (greater of above two requirements)		93,680
Net capital in excess of required minimum	$	55,459
Excess net capital at 1000%	$	8,618

Reconciliation:

Net capital, per page 3-4 of the December 31, 2010, unaudited Focus Report, as filed	$	149,140
Rounding		(1)
Net capital, per December 31, 2009, audited report, as filed.	$	149,139

The accompanying notes are an integral part of these financial statements

WHITE PACIFIC SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Total aggregate indebtedness:

Accounts payable and accrued expenses	$	1,314,187
Commissions payable		76,019
OSJ deposits payable		15,000
Aggregate indebtedness	$	1,405,206
Total indebtedness recorded on the Statement of Financial	**$**	**1,405,206**
Percentage of aggregate indebtedness to net capital		942.21%

WHITE PACIFIC SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2010

White Pacific Securities, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. White Pacific Securities, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.



LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Shareholder
White Pacific Securities, Inc.

In planning and performing our audit of the financial statements of White Pacific Securities, Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

000 DOUGLAS AVENUE ▶ SUITE 3325 ▶ ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ▶ FAX 407.774.6199 ▶ IN LAKE COUNTY 352.383.5552

Member of American Institute & Florida Institute of Certified Public Accountants & Registered with PCAOB

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lashley, Sched; Kotoff, P.A.

February 23, 2011